Exhibit 8.1

List of Principal Subsidiaries and VIEs

Significant Subsidiaries	Place of Incorporation
Ucommune Group Holdings Limited	Cayman Islands
Ucommune Group Holdings (Hong Kong) Limited	Hong Kong
Melo Inc.	Delaware
Melo HongKong Limited	Hong Kong
Ucommune (Beijing) Technology Co., Ltd.	PRC
Beijing Melo Technology Co., Ltd.	PRC

VIEs	Place of Incorporation
Ucommune (Beijing) Venture Investment Co., Ltd.	PRC
Beijing Ubazaar Technology Co., Ltd.	PRC
Beijing Weixue Tianxia Education Technology Co., Ltd.	PRC
Guangdong Wanhe Green Technology Co., Ltd.	PRC
Beijing Zerone Management & Consulting Company Ltd.	PRC